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SUPPL

March 27, 2006



The Office of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Marks & Spencer p.l.c. (File No. 82-1961)
Submission of Information Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

On behalf of our client, Marks & Spencer p.l.c. (File No. 82-1961), and pursuant to their exemption under Rule 12g3-2(b), please find enclosed two (2) copies of the following announcement released to the London Stock Exchange:

	Announcement	**Issue Date**
1.	Marks & Spencer Group p.l.c. B Share Redemption and Dividend Payment	March 27, 2006

Please acknowledge your receipt of this information by date stamping the second copy of this transmittal letter and its attached copy of each of the above materials and returning it to us in the enclosed stamped, self-addressed envelope.

Very truly yours,

By: [signature]
George Rudy
Authorized Representative

PROCESSED
APR 06 2006
THOMSON
FINANCIAL

Enclosures

Dlw 4/6

Issued – 27 March 2006

Marks and Spencer Group plc – B Share Redemption and Dividend payment

Redemption of all outstanding B Shares and Final B Share Dividend payment

Marks and Spencer Group plc (the "Company") announces that on 5 May 2006 (the "Redemption date") the Company will redeem (the "Redemption") all outstanding B shares (the "B Shares") remaining in issue at par value (70 pence).

As at 27 March 2006 there are 78,184,314 B Shares still in issue, with a total value of £54,729,019.80.

The decision by the Company to redeem all outstanding B Shares is consistent with the rights and restrictions attaching to the B Shares contained in the circular sent to shareholders in February 2002 prior to approval at the Extraordinary General Meeting of the Company on 28 February 2002. A copy of this circular can be found under the Shareholder Information section on the Company website at www.marksandspencer.com/investorrelations

Holders of the B Shares ("B Shareholders") will be entitled to receive a dividend in respect of their B Shares for the period 26 March to 4 May 2006 (the "B Share Dividend").

The B Share Dividend is payable at a rate of 75% of LIBOR (London Inter Bank Offer Rate) in respect of the period 26 March to 4 May 2006. The B Share Dividend rate will be 0.2667 pence per B Share.

The Redemption proceeds and the B Share Dividend will be paid to holders of B Shares in whose names the relevant B Shares are registered at the close of business on the record date of 21 April 2006.

An explanatory letter containing further details of the Redemption has been sent to B Shareholders.

Timetable of Events

27 March 2006	Announcement by Company of Redemption of all outstanding B Shares Redemption notice sent to B Shareholders
21 April 2006	Record date
5 May 2006	Redemption date Redemption money to B Shareholders Dividend to B Shareholders

All B Shares will be cancelled following the Redemption and will not be reissued. No further dividends will be payable to B Shareholders.

For further information please contact

Anthony Clarke – Corporate Governance – 020 8718 9940

Clair Foster – Corporate Press Office – 020 8718 8323